Exhibit (e)(22)

SVP FORM

SEVERANCE AND CHANGE-IN-CONTROL AGREEMENT

AGREEMENT, entered into as of the      day of                          between iBasis, Inc., a Delaware corporation (“Company”) and                           , currently residing at                                                               (“Executive”);

WHEREAS, the Company currently employs Executive as its                                       ; and

WHEREAS, Executive and the Company desire to set forth and establish the severance benefits payable to Executive upon the termination Executive’s employment with the Company;

NOW, THEREFORE, in consideration of the promises and the agreements contained herein, the Company and Executive hereby agree as follows:

1. Severance Benefits.

(A)        Termination Due to Executive’s Death or Disability. If Executive’s employment terminates due to his death or Disability, Company shall provide Executive, his estate or beneficiaries, as applicable, with: (i) continuation of his base salary currently in effect as of the Termination Date (“Base Salary”) for the remainder of the month, if any, in which the Termination Date occurs and for the following three (3) full months thereafter, payable in accordance with the Company’s normal payroll practices; (ii) a Pro-Rata Annual Bonus for the year in which the termination occurs, payable within 30 days of the Termination Date; (iii) the right to exercise each outstanding stock option granted under the Company’s 2007 Stock Plan or the Company’s 1997 Stock Incentive Plan (“Stock Option”) for a period of 12 months, all such options to be deemed fully vested and exercisable as of the date of his Termination Date; (iv) vesting of any restricted stock granted under the Company’s 2007 Stock Plan (“Restricted Stock”) that would have vested within the 12 months following the  Termination Date if his employment had not terminated due to death or Disability; (v) such benefits as Executive may be entitled to under any applicable employee benefit plan or program of the Company including, without limitation, immediate vesting under any qualified or non-qualified retirement or savings plan, and continued participation in any welfare benefit plan, but only to the extent provided under the terms of any plan or policy applicable to senior executive employees; and (vi) any other entitlements described in Section 1(E).

(B)        Termination By Company for Cause or By Executive for other than Good Reason. If Executive’s employment is terminated by Company for Cause or Executive voluntarily terminates service other than for Good Reason, death, or Disability, Company shall provide Executive with: (i) any accrued, but unpaid, Base Salary through the

Termination Date; (ii) the shorter of 90 days or the period provided under the Company’s 2007 Stock Plan or the Company’s 1997 Stock Incentive Plan (each, a “Stock Plan”), as applicable, to exercise any Stock Options then exercisable on the Termination Date; and (iii) any entitlements described in Section 1(E). Executive shall not be entitled to any severance under this Agreement or under any severance program applicable to employees of the Company, or any other benefits hereunder, and shall forfeit all unvested Stock Options and any other equity compensation to the extent not then vested or exercisable.

The Company may not terminate Executive’s employment for Cause unless Company gives written notice (the “Termination Notice”) to Executive of its intent to terminate him for Cause, stating in detail the specific reasons that form the basis for the proposed Termination for Cause. Except for a Termination for Cause pursuant to Section 7(B)(i) or (ii), which will be effective on the date set forth in the Termination Notice, Executive shall have at least 30 days after the Termination Notice is provided to rectify the situation providing grounds for Termination with Cause. If he fails to do so to the satisfaction of the Board within such 30-day period, Executive shall be terminated for Cause as of the day immediately following such 30 day period.

(C)        Termination By Company without Cause or By the Executive for Good Reason.  If Executive’s employment is terminated by Company without Cause, other than for death or Disability, or Executive terminates for Good Reason, and such termination is not in either case in connection with a Change of Control, Company shall provide Executive with: (i) continuation of Base Salary for a 12-month period, payable in accordance with the Company’s normal payroll practices; (ii) a Pro-Rata Annual Bonus for the year in which the termination occurs, plus payment of an amount equal to the Executive’s full Target Annual Bonus for the year in which the Termination Date occurs, payable in a lump sum within 30 days of the Termination Date; (iii) the right to exercise each outstanding Stock Option for the shorter of the period provided under the Company’s applicable Stock Plan or the 90 day period following the Termination Date to the extent that such Stock Options are vested and exercisable during such period; (iv) payment of any Restricted Stock that would have vested within the ninety (90) day period following the Termination Date had the Executive’s employment not terminated; (v) upon a valid election under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) by Executive in accordance with the applicable plan, continued payment for the Severance Period of the employer-paid portion of the premium for medical, dental and other health benefits  at the level being received by  Executive as of the Termination Date under the Company’s group health plans or, if such benefits are not available under the relevant plan or policy after termination of employment, or cannot be provided due to applicable law, a monthly payment of the value of such employer-paid monthly premiums to Executive payable in accordance with the Company’s regular payroll practices; and (vi) the entitlements described in Section 1(E). No termination by Company without Cause shall be effective unless Company shall have provided Executive with at least 45 days advance written notice.

(D)        Termination In Connection with a Change in Control. If Executive’s employment is terminated by Company without Cause, other than for death or Disability,

or Executive terminates for Good Reason, and in each case such termination occurs within one (1) year following a Change in Control, and subject to the requirements of Section 409A of the Code and the rules and regulations thereunder (“Section 409A”), Company shall provide Executive with: (i) a Pro-Rata Annual Bonus for the year in which the Termination Date occurs, payable within 30 days of the Termination Date; (ii) a lump sum cash amount equal to 1.5 times the Executive’s annualized Base Salary, plus 1.5 times the Executive’s full Target Annual Bonus for the year in which the Termination Date occurs, payable within 30 days of the Termination Date; (iii) immediate vesting in, and the right to exercise, each outstanding Stock Option for the Severance Period following the Termination Date; (iv) immediate vesting of  Restricted Stock as of the Termination Date; (v) upon a valid COBRA election by Executive under the applicable plan, the continued payment for the Severance Period of the employer-paid portion of the premium for medical, dental and other health benefits at the level being received for Executive under the Company’s group health plans as of the Termination Date or, if such benefits are not available under the relevant plan or policy after termination of employment, or cannot be provided due to applicable law, a monthly payment of the value of such employer-paid monthly premiums to Executive payable in accordance with the Company’s regular payroll practices.

(E)         Other Termination Benefits. In addition to any amounts or benefits payable under this Section 1, Executive shall be entitled to (i) payment of his Base Salary through the Termination Date and (ii) any payments or benefits provided under the terms of any Company benefit plan, program or policy, or as required by applicable law. Any COBRA rights that Executive (or any other qualified beneficiary) has shall run concurrently with the health insurance benefit continuation provisions otherwise applicable in this Section 1, and any continuation benefits shall be subject to the Executive’s valid election of benefits under COBRA in accordance with the applicable plan procedures.

(F)         No Mitigation Required.  The Company agrees that Executive is not required to seek other employment, or to mitigate the amounts payable under this Agreement. No compensation earned from subsequent employment will reduce any amount payable hereunder. Notwithstanding the foregoing, Executive shall notify Company, within 30 days, of becoming covered under another group health plan of a subsequent employer, as of which date, Company’s obligation under any provision of this Agreement to continue to pay Executive the employer paid portion of continuation health coverage premiums shall lapse.

(G)    Separation from Service.  Any portion of a payment to Executive under this Agreement that constitutes nonqualified deferred compensation under Section 409A  payable as a result of a termination of employment may only be paid upon a “separation from service” under Section 409A(a)(2)(A)(i) of the Code.  For purposes of clarification, the foregoing sentence shall not cause any forfeiture of benefits on the part of the Executive, but shall only act as a delay until such time as a “separation from service” occurs.”

(H)   Specified Employee Delay.  Notwithstanding the foregoing, if any amount to be paid to Executive pursuant to this Agreement as a result of Executive’s termination of employment is “deferred compensation” subject to Section 409A, and if the Executive is a “Specified Employee” (as defined under Section 409A) as of the date of Executive’s termination of employment hereunder, then, to the extent necessary to avoid the imposition of excise taxes or other penalties under Section 409A, the payment of benefits, if any, scheduled to be paid by the Company to Executive hereunder during the first six (6) month period following the date of a termination of employment hereunder shall not be paid until the date which is the first business day following the six-month anniversary of Executive’s termination of employment for any reason other than death.  Any deferred compensation payments delayed in accordance with the terms of this Section 1(H) shall be paid in a lump sum when paid and shall be adjusted for earnings in accordance with the applicable short term rate under Section 1274(d) of the Code.  In addition, the parties shall cooperate fully with one another to ensure compliance with Section 409A of the Code, including, without limitation, adopting amendments to arrangements subject to Section 409A and operating such arrangements in compliance with Section 409A; provided, however, nothing in this Section 1(H) shall require Executive to reduce his compensation.

2.      Excise Tax Mitigation.  If the payment payable to the Executive under this Agreement, taken together with any other payments or distributions by the Company to or for the benefit of the Executive, otherwise would constitute in whole or in part an “excess parachute payment” under Section 280G of the Code, such that an excise tax under Section 4999 of the Code (the “Excise Tax”) would be imposed on the Executive, the payment to the Executive under this Agreement shall be reduced to the extent necessary to avoid subjecting the Executive to the Excise Tax , provided that such reduction shall occur only if the net after-tax benefit to the Executive after the reduction exceeds the net after-tax benefit to the Executive without such reduction, taking into account the application of the Excise Tax.  The Company’s outside auditor (the “Auditor”) shall determine whether any payment under this Agreement is subject to the Excise Tax in accordance with the principles of Section 280G and applicable guidance under Treasury regulation § 1.280G-1 and U.S. Treasury Department rulings and releases, and, if so, the maximum dollar amount that may be payable to Executive without imposition of the Excise Tax.  The determinations of the Auditor shall be final and binding.  To the extent that a reduction in the amount of the total payment to be made to the Executive under this Agreement is necessary hereunder, a reduction shall be made first with respect to the non-cash  payments related to acceleration of vesting with respect to Stock Options and Restricted Stock.

3.            Non-Compete; Non-Solicitation; Confidentiality and Non-Disparagement.  Executive agrees that:

(A)        Non-compete and Non-solicitation. At no time during the Term of Employment, or during Severance Period following Executive’s Termination Date, will the Executive:

(i) become employed by, enter into a consulting arrangement with, or otherwise agree to perform personal services for a Competitor;

(ii) manage, acquire an ownership interest in, participate in the management or ownership of, or otherwise be connected in any material manner with a Competitor, provided, however that nothing herein shall prevent Executive from acquiring up to 5% of any class of outstanding equity securities of any company whose equity securities are regularly traded on a national securities exchange or in an “over-the-counter market”;

(iii) directly or indirectly employ, or seek to employ or secure the services in any capacity of, any person employed at that time by Company or any of its Affiliates, or otherwise encourage or entice any such person to leave such employment;

(iv) solicit any customers or vendors of Company on behalf of, or for the benefit of, a Competitor.

(B)        Non-disclosure. At no time during the Term of Employment, nor thereafter, will Executive, without prior written consent of Company, divulge, disclose or make accessible to any person or entity any confidential non-public document or information concerning the business or affairs of the Company that he has acquired in the course of his employment hereunder, except (i) to the Company or to any authorized (or apparently authorized) agent or representative of Company, (ii) in connection with performing his Duties under this Agreement, or (iii) when required to do so by law or by legal process. These restrictions shall not apply to any document or information (i) that has previously been disclosed to the public, or is in the public domain, other than as a result of the Executive’s breach of this covenant or (ii) is known or generally available within any trade or industry of Company.

(C)        Non-disparagement. At no time during the Term of Employment, or thereafter, will Executive knowingly make any written or oral statement that disparages the Company or its Affiliates or their respective officers, directors and employees in communications with any customer, vendor, client, or the public. Executive acknowledges that the restraints of this Section 3 are reasonable and that monetary damages would not provide an adequate remedy for the Company in the event of a breach of this Section. Executive thus agrees that Company is entitled to an injunction preventing such breach, in addition to any other legal remedies Company may have. Further, if a court with jurisdiction determines that any restraint contained in this Section is unenforceable, then the provisions of this Section shall be deemed amended to the extent necessary to render them enforceable.

4.           Cooperation.                  Following his Termination Date, Executive will cooperate with, and assist, the Company to ensure a smooth transition in management and, if requested by Company, will make himself available to consult during regular business hours at mutually agreed upon times for up to a 3 month period thereafter. At any time following his Termination Date, Executive will provide such information as Company may reasonably request with respect to any Company-related transaction or other matter in which the Executive was involved in any way while employed by Company. Executive further agrees, during the Term of his Employment and thereafter, he will assist and cooperate with Company in connection with the defense or prosecution of any claim that may be made against, or by, the Company or its Affiliates, in connection with any dispute or claim of any kind involving Company or its Affiliates, including providing testimony in any proceeding before any arbitral, administrative, judicial, legislative or other body or agency. Executive shall be entitled to reimbursement for all properly documented expenses incurred in connection with rendering services under this Section, including, but not limited to, reimbursement for all reasonable travel, lodging, meal expenses, and legal fees, and Executive shall be entitled to a per diem amount for his services equal to his then most recent annualized Base Salary under this Agreement, divided by 240 (business days).

5. Indemnification; D&O Insurance.

(A) Indemnification. Company shall, to the fullest extent legally permitted or authorized by the Company’s Articles of Incorporation, By-laws or Board resolutions or by the laws of the State of Delaware, indemnify Executive against any judgments, fines, penalties, settlement amounts and reasonable costs and expenses actually incurred (including legal fees) if he is made a party, or is threatened to be made a party, to any proceeding (i) by reason of the fact that he is or was an officer, director, officer, employee, or agent of Company or its Affiliates or (ii) if any claim is made or threatened relating to Executive’s service hereunder or in any of the foregoing capacities. Company shall advance to Executive all costs and expenses incurred by him in connection with any such proceeding or claim within 20 days after receiving written notice requesting such an advance. Such notice shall include, to the extent required by applicable law, an undertaking by Executive to repay the amount advanced if he ultimately is determined not to be entitled to indemnification against such costs and expenses.

(B) D&O Insurance. During the Term of Employment and for a period of six years thereafter, the Company, or any successor to the Company resulting from a Change of Control, shall keep in place a directors’ and officers’ liability insurance policy (or policies) providing comprehensive coverage to Executive to the extent that Company provides such coverage for any other senior executive or director.

6. Miscellaneous.

(A) Arbitration. The parties agree to submit any and all disputes arising from or relating to this Agreement to arbitration in Massachusetts (including, without limitation, disputes under Title VII, the ADEA, the ADA and analogous State laws) in accordance with the American Arbitration Association’s National Rules for Resolution of Employment Disputes. The determination of the arbitrator(s) will be conclusive and binding on Company and Executive, and judgment upon the award rendered may be entered by a court with jurisdiction. The Company will pay the expenses of such arbitration (e.g., filing fees and the cost of the arbitrator), and each party will separately pay for their counsel fees. Notwithstanding the foregoing, however, in the event that Executive is the prevailing party, Company shall reimburse Executive his reasonable expenses including, without limitation, attorneys’ fees, fees and expenses payable to witnesses, and transcription costs.

(B) Release. The payments provided in Section 1(C) and (D) are intended as enhanced severance for a termination by the Company without Cause, or a Termination by the Executive for Good Reason. As a condition of receiving such payments, Executive shall first execute and deliver a general release of all claims against Company, its Affiliates, agents and employees (other than any claims or rights pursuant to this Agreement, or equity and employee benefit plans) in form and substance satisfactory to Company.

(C) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Massachusetts, without reference to principles of conflict of law.

(D) Entire Agreement. This Agreement contains the entire understanding and agreement between the parties concerning the subject matter hereof and supersedes all prior agreements, understandings and negotiations with respect thereto, whether written or oral.

(E) Tax Withholding. Company may withhold such federal, state and local taxes from any amounts payable hereunder as may be required to be withheld under applicable law or regulation. In the case of Options and Restricted Stock, Executive may pay such withholding tax obligations pursuant to any method permitted under the terms of Company’s Stock Plan.

(F) No Warranties Regarding Tax Treatment.  The Company makes no warranties regarding the tax treatment to the Executive of any benefits or payments made pursuant to this Agreement, including, but not limited to, by operation of Section 409A or Section 280G.  The Executive will hold the Company, and its respective officers, directors, members, managers, employees, agents and advisors harmless from any liability resulting from any tax position taken by the Company in good faith in connection with this Plan.

(G) Severability. If any provision or portion of this Agreement is determined to be invalid or unenforceable, the remaining provisions of the Agreement shall remain in force, and shall be construed in a manner so as to effect the purposes of this Agreement to the fullest extent permitted by law.

(H) Amendment; Waiver. This Agreement may be amended only in a writing signed by both parties. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(I) Assignment; Successors. Company may not assign its rights and obligations under this Agreement without the prior written consent of Executive except to a successor of Company’s business which expressly assumes Company’s obligations hereunder in writing. In the event of any sale of assets or liquidation of the Company, the Company shall use its best efforts to cause such assignee or transferee to expressly assume this Agreement. This Agreement shall be binding upon and inure to the benefit of Executive, his estate and beneficiaries, Company and the successors and permitted assigns of Company. Executive may not assign, transfer, alienate or encumber any rights or obligations under this Agreement, except by will or operation of law, and provided that he may designate beneficiaries to receive any payments permitted under the terms of Company’s benefit plans.

(J) Beneficiaries. If Executive dies after having become entitled to any payments under this Agreement and prior to having received all amounts owed, any amounts remaining unpaid at his death shall be paid to his designated beneficiary or, if none is designated, to his estate.

(K) Captions. Captions and headings in this Agreement are for convenience of reference only and do not constitute a part of the Agreement.

(L) Notices. All notices shall be in writing and deliver by hand, by nationally-recognized delivery service that guarantees overnight delivery, or by prepaid registered or certified mail, addresses as follows:

If to the Company:	iBasis, Inc. 20 Second Avenue Burlington, MA 01803 Attn: Corporate Secretary

If to the Executive:

(with a copy to Executive at the Company’s address)

7. Definitions.

(A) “Affiliate” means (i) any entity that, directly or indirectly controls, is controlled by, or is under common control with, the Company, or (ii) any entity in which the Company has a significant equity interest, as determined by the Committee.

(B) “Cause” means the Executive has: (i) been convicted of a felony or entered into a plea of nolo contendre with respect thereto, or has been convicted of a misdemeanor involving an act of dishonesty or moral turpitude; (ii) committed fraud, embezzlement or other dishonesty or breach of business ethics against the Company, or breached his duty of loyalty to the Company; (iii) willfully disobeyed the directions of the Board to adhere to the policies or practices of the Company; or (iv) breached this Agreement in any material respect, if such breach remains uncured, as provided for in Section 1(B).

(C) “Change of Control” means an event or occurrence set forth in any one or more of the following in any one transaction or series of transactions occurring within a 12-month period:

(i)            the acquisition by an individual, entity or group of beneficial ownership of any capital stock of the Company if, after such acquisition, such individual, entity or group beneficially owns more than 50% of the combined voting power of the then-outstanding securities of the Company (the “Outstanding Company Voting Securities”); or

(ii)           the consummation of a merger, consolidation, reorganization, recapitalization or share exchange involving the Company, or a sale or other disposition of assets of the Company having a total gross fair market value equal to or more than 40% of the total gross fair market value of the assets of the Company immediately before such sale or disposition (a “Business Combination”), unless, immediately following such Business Combination, the individuals and entities who were the beneficial owners of the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the combined voting power of the then-outstanding securities of the resulting or acquiring corporation in such Business Combination (which shall include, without limitation, a corporation which as a result of such transaction owns the Company or substantially all of the Company’s assets either directly or through one or more subsidiaries).

In no event shall any of the forgoing events or occurrences constitute a Change of Control under this Agreement if it results from the acquisition by any one person, or more than one person acting as a group, already owning more than 50% of the total fair market value or total voting power of the Company’s stock, of additional stock of the Company.  In all cases, the determination of whether a Change of Control has occurred shall be interpreted in a manner consistent with the definition of a change in control under Section 409A.

(D)  “Code” means the Internal Revenue Code of 1986, as amended.

(E) “Committee” means the Compensation Committee of the Board.

(F) “Competitor” means a business that directly or indirectly competes to a material extent, whether domestically or internationally, with any line of business of the Company or its Affiliates that was operated by the Company or its Affiliates at the Termination Date, or any business identified as of the Termination Date, for introduction into the marketplace pursuant to the strategy most recently approved by Company senior management or the Board.

(G) “Disability” means having been determined to be totally disabled under the terms of the Company’s Long-Term Disability Plan.  Notwithstanding the foregoing, to the extent that any payments under this Agreement that are payable upon disability constitute nonqualified deferred compensation subject to Section 409A, “Disability” shall mean, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, the Executive is either (a) unable to engage in any substantial gainful activity or (b) receiving income replacement benefits for a period of not less than three months under any disability plan covering employees of the Company.  For purposes of the immediately foregoing sentence, the existence of a disability will be determined in all respects in accordance with the provisions of Section 409A(a)(2)(C) of the Code.

(H) “Pro-Rata Annual Bonus” means (a) the product of the amount of the Target Annual Bonus to which Executive would have been entitled if he had been employed by the Company on the last day of the year that includes the Termination Date and if Executive had achieved his Performance Goals for such year to the same extent as Executive’s achievement of such Performance Goals on a year-to-date basis as of the Termination Date, as reasonably determined by the Committee, multiplied by (b) a fraction of which the numerator is the numbers of days which have elapsed in such year through the Termination Date and the denominator is 365.

(I) “Severance Period” means the period of Base Salary continuation provided for in Section 1(C) or (D), whichever is applicable. Where Base Salary is paid in a single sum, the Severance Period shall be the number of months over which such Base Salary would be attributable if received ratably.

(J) “ Good Reason” means termination by Executive of his employment on 45 days’ written notice given by Executive to Company following the occurrence, without his prior written consent, of any of the following events, unless the Company fully cures all grounds for such termination within 45 days after the Executive’s notice:

(i)                                  any reduction in his Base Salary or any reduction in his Annual Bonus opportunity;

(ii)                               any material failure to timely honor any equity or long-term incentive award unless such award is replaced with compensation of equal value, or any other material breach of any of the Company’s obligations, representations or warranties in this Agreement;

(iii)                            the assignment to him of duties that are materially diminished or inconsistent with his position and status as a                                    of the Company;

(iv)                           following any Change in Control, any relocation of Company’s principal office, or of Executive’s own office as assigned to him by the Company, to a location more than 50 miles from the current location of such office;

(v)                              following any Change in Control, any failure by Company to continue Executive’s participation, at substantially equivalent benefit levels, in any compensation plan or program in which Executive participated immediately prior to such Change in Control and which is material to Executive’s total compensation, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan; or

(vi)                           the failure of Company to obtain the assumption in writing of its obligation to perform this Agreement by any successor to all or substantially all of the assets of the Company within fifteen (15) days after a merger, consolidation, sale or similar transaction.

(K) “Termination Date” means the date on which the Executive’s employment with the Company is terminated under Section 1, as reasonably determined by the Board.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.

iBasis, Inc.

By:
Title: